UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934

Nordic American Offshore Ltd.
(Name of Issuer)

Common Shares, par value $0.01 per share
(Title of Class of Securities)

G65772108
(CUSIP Number)

Mr. Emanuele Lauro LOM Building 27 Reid Street Hamilton HM 11 Bermuda with a copy to: Edward S. Horton, Esq. Seward & Kissel LLP One Battery Park Plaza New York, New York 10004 (212) 574-1200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 11, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [ ].

CUSIP No.	G65772108
1.	NAME OF REPORTING PERSONS
Scorpio Offshore Investments Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

The Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

11,754,748

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

11,754,748

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

11,754,748

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.9%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	G65772108
1.	NAME OF REPORTING PERSONS
Scorpio Services Holding Two Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

The Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

11,754,748

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

11,754,748

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

11,754,748

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.9%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	G65772108
1.	NAME OF REPORTING PERSONS
Annalisa Lolli-Ghetti

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Italy

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

11,754,748

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

11,754,748

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

11,754,748

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.9%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	G65772108

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Shares"), of Nordic American Offshore Ltd., a corporation formed under the laws of Bermuda (the "Issuer"), having its principal executive offices at LOM Building, 27 Reid Street, Hamilton HM 11, Bermuda.

Item 2.	Identity and Background.

This Schedule 13D is being filed on behalf of Scorpio Offshore Investments Inc., a corporation formed under the laws of the Republic of the Marshall Islands ("SOI"), Scorpio Services Holding Two Limited, a corporation formed under the laws of the Republic of the Marshall Islands ("SSHT"), and Annalisa Lolli-Ghetti ("Ms. Lolli-Ghetti", and together with SOI and SSHT, the "Reporting Persons") which may be deemed the beneficial owners of approximately 15.9% of the Issuer's outstanding Common Shares.

The principal business of SOI is investing in the offshore industry. The principal business of SSHT is investing in, owning and operating (via subsidiaries) vessels, including offshore vessels. Ms. Lolli-Ghetti is the majority shareholder of SSHT, which is in turn the sole shareholder of SOI.  The principal business address and principal office address of SOI, SSHT and Ms. Lolli-Ghetti is 9, Boulevard Charles III, MC 98000, Monaco.

The identity, present principal occupation/employment, citizenship and business address of the executive officers, directors, and controlling persons of SOI and SSHT, other than Ms. Lolli-Ghetti for whom such information is provided elsewhere herein, (together, the "Principals") is set forth below.

Name	Principal Occupation and Employment(1)	Citizenship
Emanuele Lauro	Director and Chief Executive Officer of SOI, SSHT, Scorpio Services Holding Limited, the Issuer, Scorpio Tankers Inc. and Scorpio Bulkers Inc.	Italy
Robert Bugbee	Director and President of SOI, SSHT, Scorpio Services Holding Limited, the Issuer, Scorpio Tankers Inc. and Scorpio Bulkers Inc.	Britain
Cameron Mackey	Director and Chief Operating Officer of SOI, SSHT, Scorpio Services Holding Limited, and Scorpio Tankers Inc., and Chief Operating Officer of the Issuer and Scorpio Bulkers Inc.	USA
Filippo Lauro
Director and Vice President of SOI, Director and Executive Chairman/Vice President of Scorpio Services Holding Limited and SSHT, and Vice President of the Issuer, Scorpio Bulkers Inc. and Scorpio Tankers Inc.
Italy
Brian Lee	Chief Financial Officer of SOI, SSHT, Scorpio Services Holding Limited and Scorpio Tankers Inc.	USA

(1) The business address of the Principals, SSHT, Scorpio Services Holding Limited, Scorpio Tankers Inc., and Scorpio Bulkers Inc. is 9, Boulevard Charles III, MC 98000, Monaco.

The Reporting Persons, and, to the best of their knowledge, the Principals, have not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

The Reporting Persons, and, to the best of their knowledge, the Principals, have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

SOI purchased 11,754,748 of the Issuer's Common Shares for an aggregate purchase price of $5,000,000 pursuant to a share purchase agreement by and between SOI and the Issuer, dated December 7, 2018 (the "Share Purchase Agreement"). The Share Purchase Agreement also provides for certain resale registration rights under the Securities Act of 1933 for SOI in the Common Shares.

In addition, SOI, the Issuer and certain of the Issuer's shareholders have entered into an exclusivity and standstill agreement, dated December 7, 2018 (the "Exclusivity Agreement"), pursuant to which the Issuer and SOI expect to, among other things, negotiate the terms of a potential follow-on equity investment.  However, the Exclusivity Agreement does not require SOI to make an additional investment in the Issuer, nor does it require the Issuer to issue additional Common Shares to SOI.

Item 4.	Purpose of Transaction.

Certain of the Principals also serve as executive officers and/or directors of the Issuer. Accordingly, the Reporting Persons may, and the Principals will continue to, influence the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

SOI acquired the Common Shares described in Item 3 solely for investment purposes, through a private placement directly from the Issuer pursuant to the Share Purchase Agreement. Furthermore, in connection with SOI's investment in the Issuer pursuant to the Share Purchase Agreement, the following appointments to the Issuer's senior management and Board of Directors (the "Board") were made: Mr. Emanuele Lauro was appointed Chief Executive Officer of the Issuer and Chairman of the Board; Mr. Robert Bugbee was appointed President of the Issuer and a Director on the Board; Mr. Cameron Mackey was appointed Chief Operating Officer of the Issuer; and Mr. Filippo Lauro was appointed Vice President of the Issuer.

The Reporting Persons, at any time and from time to time, may acquire additional Common Shares, including through SOI pursuant to the Exclusivity Agreement, or dispose of any or all of the Common Shares they own depending upon an ongoing evaluation of their investment in the Common Shares, prevailing market conditions, other investment opportunities, other investment considerations and/or other factors.  The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to the Issuer's management, the Issuer's Board, the Issuer's shareholders and others. In addition, the Reporting Persons are in contact with members of the Issuer's management, the members of the Issuer's Board, other significant shareholders and others regarding alternatives that the Issuer could employ to increase shareholder value.

Item 5.	Interest in Securities of the Issuer.

(a, b)
As of the date of this filing, the Reporting Persons may be deemed to be the beneficial owners of 11,754,748 Common Shares, representing approximately 15.9% of the Issuer's outstanding Common Shares.  SOI and Ms. Lolli-Ghetti have the shared power to vote and dispose of these Common Shares.

As of the date of this filing, the Principals may be deemed to be the beneficial owners of an aggregate of 11,754,748 Common Shares, with the sole power to vote and dispose of the Common Shares that each SOI Principal owns.

(c)	Transactions in the Common Shares effected by SOI during the past 60 days are set forth on Exhibit A to this Schedule 13D. No transactions were effected by Ms. Lolli-Ghetti during the past 60 days.

(d)
No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Shares beneficially owned by the Reporting Persons or the Principals.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Please see Item 3 for a description of the Share Purchase Agreement and the Exclusivity Agreement.

Item 7.	Material to be Filed as Exhibits.

Exhibit A – Information with respect to Transactions Effected

Exhibit B – Share Purchase Agreement (hereby incorporated by reference from the Issuer's Form 6-K, filed with the Securities and Exchange Commission (the "SEC") on December 18, 2018)

Exhibit C – Exclusivity Agreement (hereby incorporated by reference from the Issuer's Form 6-K, filed with the SEC on December 18, 2018)

Exhibit D – Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 21, 2018	SCORPIO OFFSHORE INVESTMENTS INC.

	By:	/s/Rosada Guglielmi
	Name:	Rosada Guglielmi
	Title:	Secretary

SCORPIO SERVICES HOLDING TWO LIMITED

By:	/s/Filippo Lauro
Name:	Filippo Lauro
Title:	Executive Chairman/Vice President

ANNALISA LOLLI-GHETTI*

By:	/s/Annalisa Lolli-Ghetti
Name:	Annalisa Lolli-Ghetti

* The Reporting Person specifically disclaims beneficial ownership of the securities reported herein except to the extent of her pecuniary interest therein.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

INFORMATION WITH RESPECT TO TRANSACTIONS EFFECTED

Date of Transaction	Number of Common Shares Purchased/(Sold)	Price of Common Shares

December 11, 2018	11,754,748 shares purchased	$0.4254 per share

EXHIBIT C
JOINT FILING AGREEMENT

Each of the undersigned hereby consents and agrees to the joint filing of this Schedule 13D, including any amendment thereto, relating to the common shares, par value $0.01 per share, of Nordic American Offshore Ltd.

Date: December 21, 2018	SCORPIO OFFSHORE INVESTMENTS INC.

	By:	/s/Rosada Guglielmi
	Name:	Rosada Guglielmi
	Title:	Secretary

SCORPIO SERVICES HOLDING TWO LIMITED

By:	/s/Filippo Lauro
Name:	Filippo Lauro
Title:	Executive Chairman/Vice President

ANNALISA LOLLI-GHETTI

By:	/s/Annalisa Lolli-Ghetti
Name:	Annalisa Lolli-Ghetti